UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-32199

Ship Finance International Limited

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated January 25, 2013, announcing that the Company has upsized and priced its offerings of Convertible Senior Notes and borrowed common shares.

EXHIBIT 1

SFL - Ship Finance International Limited Upsizes and Prices Offerings of Convertible Senior Notes and Borrowed Common Shares

Press Release from Ship Finance International Limited, January 25, 2013

Ship Finance International Limited (“Ship Finance”) (NYSE: SFL) today announced that it has increased the size of the public offering of its Convertible Senior Notes due 2018 (the “Notes”) announced on January 24, 2013 by $100 million, to a total of $350 million aggregate principal amount.

In addition, Ship Finance announced that Deutsche Bank AG, London Branch (the “Share Borrower”) priced its previously announced fixed-price offering of approximately 4.2 million common shares, or approximately $70 million in market value, at $16.50 per share. The Share Borrower, which is an affiliate of Deutsche Bank Securities Inc., the underwriter for the offering of the common shares, is borrowing the common shares being offered from a wholly owned subsidiary of Ship Finance.

The Notes, which are being sold at a price equal to 100% of their principal amount, will pay interest quarterly at an annual rate of 3.25% and mature on February 1, 2018. At maturity, Ship Finance will pay the principal amount per Note plus accrued and unpaid interest in whole in cash, or in part in common shares and in part in cash, at its election.

The Notes will be convertible into our common shares at an initial conversion price of $21.9450 per share, which is a 33% premium to the public offering price per share in the concurrent offering of common shares. Upon conversion, we will pay or deliver, as the case may be, cash, our common shares, or a combination of cash or our common shares, at our election, subject to certain exceptions.

Ship Finance intends to use the net proceeds received from the offering of the Notes to redeem or repurchase all of its outstanding 8.5% Senior Notes due 2013. Any net proceeds not used to redeem or repurchase the 8.5% Senior Notes due 2013 will be used for general corporate purposes, including working capital.

In connection with Ship Finance’s offering of the Notes, a subsidiary of Ship Finance has entered into a share lending agreement with the Share Borrower, under which it will loan to the Share Borrower up to 6.06 million common shares, or approximately $100 million in market value, of common shares. None of the borrowed shares are newly-issued common shares. Instead, the shares are provided to Ship Finance’s subsidiary by way of a loan from one of Ship Finance’s affiliates and largest shareholders.

Up to the remaining 1.82 million of borrowed shares, or approximately $30 million in market value, are expected to be subsequently sold at prevailing market prices at the time of sale or at negotiated prices.

The sale of the borrowed shares is intended to facilitate privately negotiated transactions or short sales by which investors in the Notes may hedge their investments in the Notes or other convertible notes of Ship Finance. The Share Borrower will be required to return the borrowed shares on or about the maturity of the Notes or, if earlier, upon the conversion, repurchase, redemption or cancellation of all of the Notes and upon the occurrence of certain other events.

The closing of the offering of the Notes is contingent upon the closing of the concurrent offering of the fixed-price borrowed shares, and the closing of the concurrent offering of the fixed-price borrowed shares is contingent upon the closing of the offering of the Notes.

Deutsche Bank Securities Inc. and ABG Sundal Collier Inc. are acting as underwriters for the offering of the Notes. Deutsche Bank Securities Inc. is acting as underwriter for the offering of the Common Shares.

The offering of the Notes and the offering of the common shares are being made under Ship Finance’s existing shelf registration statement filed with the Securities and Exchange Commission on November 12, 2010.

The offering of the Notes and the offering of the common shares are being offered only by means of a prospectus, forming a part of Ship Finance’s shelf registration statement, related prospectus supplements and other related documents. You may obtain these documents for free by visiting EDGAR on the United States Securities and Exchange Commission website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, telephone: +1 800 503 4611 (with respect to the offerings of the Notes and the Common Shares), or ABG Sundal Collier Inc., 535 Madison Avenue, 17th Floor, New York, NY 10022, telephone: +1 212 605 3800 (with respect to the offering of the Notes). Before you invest, you should read the prospectus supplements and accompanying base prospectus along with other documents that Ship Finance has filed with the United States Securities and Exchange Commission for more complete information about Ship Finance and these offerings.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes, common shares or any other securities, nor will there be any sale of the Notes, common shares or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

About Ship Finance

Ship Finance is a leading ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. It is listed on the New York Stock Exchange and trades under the symbol “SFL”. We own and operate 62 vessels and drilling units across the tanker, drybulk, car carrier, container and offshore sectors. In the tanker and drybulk sectors we own and operate 25 crude-oil tankers, one oil/bulk/ore carrier, or OBO, 11 drybulk carriers and two chemical tankers. In the liner sector we own and operate 11 container vessels, including two chartered-in container vessels, and two car carriers, and in the offshore sector we own and operate six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in Ship Finance’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in Ship Finance’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Ship Finance with the United States Securities and Exchange Commission.

Questions should be directed to:

Harald Gurvin, Chief Financial Officer, Ship Finance Management AS

+47 23 11 40 09

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS

+47 23 11 40 12

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS

+47 23 11 40 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: January 25, 2013
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)